UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

AllDigital Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

01677T106

(CUSIP Number)

November 4, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01677T106		SCHEDULE 13D

1.	Names of Reporting Persons Donald A. Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,932,954

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,932,954

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,932,954 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8% *

12.	Type of Reporting Person (See Instructions) IN

*	Based on 33,231,977 shares of the Issuer’s common stock outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013.

CUSIP No. 01677T106	SCHEDULE 13D

Explanatory Note: The reporting person referenced in this Schedule 13G purchased notes of AllDigital Holdings, Inc. (the “Issuer”). The Issuer informed the reporting person that on November 4, 2013 the Issuer converted the notes into shares of the Issuer’s common stock, $0.001 par value per share, reported on this Schedule 13G as beneficially owned by the reporting person.  The reporting person disputes such conversion and instead maintains that the reporting person is the beneficial owner of $750,000 principal amount of notes of the Issuer, which bear interest at 9% per annum, plus accrued interest to the date of this filing in the amount of $13,869.86.  By making this filing, the reporting person does not admit that such conversion occurred or that the reporting person is the beneficial owner of such shares.

Item 1(a).	Name of Issuer: AllDigital Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 220 Technology Drive Suite 100 Irvine, California 92618

Item 2(a).	Name of Person Filing: Donald A. Harris
Item 2(b).	Address of Principal Business Office or, if none, Residence: 101 South Fort Lauderdale Beach Blvd., # 2703 Ft. Lauderdale, Florida 33316
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number: 01677T106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 01677T106	SCHEDULE 13D

Item 4.	Ownership.

(a) Amount beneficially owned 3,932,954 shares
(b) Percent of class 11.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,932,954 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 3,932,954 shares
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 01677T106	SCHEDULE 13D

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

/s/ Donald A. Harris
Donald A. Harris